FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of August through October 2003

Commission File Number 000-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


INTERIM REPORT JANUARY - SEPTEMBER 2003

* Although sales increased to academic and late-stage industrial drug discovery customers, Biacore's total sales in the third quarter fell by 26% to SEK 105.7 million (142.4). This was due to continued weak demand from early-stage drug discovery customers and adverse currency developments. Sales in the first nine months of 2003 fell by 19% to SEK 354.7 million (438.3). Excluding currency effects, the sales decline was 12%.

* Biacore has decided to focus its entire resources on its own SPR technology and exit the cell-based assay market by discontinuing the Procel(tm) program. This decision has led to a nonrecurring charge of SEK 65 million in the third quarter. As a result of this, the Company incurred a net loss of SEK 45.5 million (+11.3) in the third quarter. The loss per share amounted to SEK 4.67 (+1.16) in the third quarter and SEK 1.14 (+4.06) in the first nine months of 2003.

* Biacore has decided to increase its investment, particularly in sales and marketing, to capture the significant additional business opportunities that exist for its core SPR technology. This investment is designed to further penetrate the late-stage drug discovery market and to underpin the successful launch of the Company's ground-breaking SPR array system in 2004 and other new products.

* Biacore now expects full-year sales to fall by approximately 15% in 2003 due to the continued weak demand from early-stage drug discovery customers and adverse currency trends. Earnings per share for the full-year 2003, affected by the nonrecurring charge of SEK 65 million, are expected to decrease by approximately 50%. The previous outlook for 2003 was for sales to decline by approximately 5% and for earnings per share to increase by approximately 40%.

                                January - September    July - September
                                2003   2002  Change    2003   2002  Change

Sales, SEK million             354.7  438.3  -19%     105.7  142.4  -26%
Operating income, SEK million  -25.2   92.1           -57.6   30.3
Operating margin, %               -7     21             -54     21
Income after financial items,
SEK million                    -15.6   70.6           -56.1   19.9
Net income, SEK million        -11.1   40.2           -45.5   11.3
Earnings per share, SEK        -1.14   4.06           -4.67   1.16

Operational Review January-September 2003

Amounts stated in this report pertain to the Biacore Group, unless indicated otherwise. Figures in parentheses refer to the corresponding period in 2002.

Biacore's sales to academia and late-stage drug discovery customers continued to make progress in the third quarter of 2003. However, the weak demand from early-stage drug discovery customers continued in the United States and was also felt in Europe during the third quarter. This resulted in a sales decline in the third quarter by 26% to SEK 105.7 million (142.4). In the first nine months sales fell by 19% to SEK 354.7 million (438.3). Excluding currency effects, revenues during the first nine months fell by 12%.

Sales to academia and industrial drug development customers requiring GxP compliant solutions rose in the third quarter. Biacore(r)S51 and Biacore(r)3000 in combination with the recently introduced GxP Package have benefited from pharmaceutical and biotech companies shifting their R&D investments to activities designed to replenish their marketed drug portfolios as rapidly as possible.

The new Biacore GxP package, which is used in the clinical trials of the growing number of bio-therapeutics under development, to capture important data including immunogenicity, has made good sales progress in all key markets. Sales of Biacore(r)S51 also continued to make an important contribution, as major customers in the pharmaceutical and biotech industries have increasingly recognized the benefits of this system in the field of lead optimization.

Biacore believes that the planned increase of marketing and sales support will further boost the sales of both Biacore(r)S51 and GxP compliant solutions as well as allowing the Company to successfully launch its first SPR array system.

Sales were divided geographically as follows:

               January-September     July-September
SEK million    2003   2002  Change   2003  2002  Change

Americas      159.2  206.7  -23%     52.8  59.6  -11%
Europe         93.3  111.2  -16%     22.6  44.2  -49%
Asia-Pacific  102.2  120.4  -15%     30.3  38.6  -22%

Sales in the United States declined in the third quarter as a result of the continued reluctance on the part of early-stage drug discovery customers to make capital investments. This trend was also clearly visible in Europe in the third quarter and was the main reason for the considerable reduction in sales in this region. The sales decline in Asia-Pacific was more a matter of quarterly variations.

The gross margin in the third quarter was 83%, in line with last year.

Marketing and sales costs declined by 20% to SEK 38.5 million (47.9). R&D spending in the third quarter amounted to SEK 26.9 million (24.4) of which SEK 8.4 million (0.9) was capitalized. During the first nine months of 2003, Biacore has capitalized 32.5 million (0.9) of R&D expenses. Since 2002, Biacore has capitalized a total of SEK 37.5 million. During the first nine months of 2003, SEK 0.5 million has been amortized as research and development.

Biacore made an operating loss in the third quarter of 2003 due to the SEK 64.7 million write-off, which resulted from the Company's decision to exit the cell-based assay market by discontinuing the Procel(tm) program. The decision to exit this market was based on the view that better returns could be achieved by increasing marketing support for the Company's SPR-based products. This write-off covers the entire balance sheet value of the Procel(tm) technology license that Biacore acquired from Axiom Biotechnologies Inc. in September 2001 and related restructuring costs. No further costs are expected as a result of the discontinuation of Procel(tm).

In addition to this write-off, operating income in the third quarter was reduced by weaker sales. As a result, Biacore made an operating loss of SEK 57.6 million (+30.3) in the third quarter. In the first nine months of 2003, Biacore made an operating loss of SEK 25.2 million (+92.1), largely as a result of the one-off factor highlighted above. Excluding the impact of the Procel(tm) write-off in 2003 and SEK 19.6 million in damages received in 2002 for patent infringement, operating income in the first nine months of 2003 fell by 46%.

Excluding the nonrecurring charge, the operating margin in the third quarter was 7% (21). Currency differences during the period amounted to SEK -2.0 million (2.5) in "Other income and expenses" and SEK 0.0 million (0.1) in "Financial items." In the first nine months of 2003, financial items include SEK 4.0 million (-26.8) in income from long-term investments.

As a result of deferred taxes and the distribution of income between countries, Biacore had a tax income of SEK 4.4 million in the first nine months of 2003.

In the third quarter, Biacore made a net loss of SEK 45.5 million (+11.3), giving a diluted loss per share of SEK 4.67 (+1.16). For the first nine months of 2003, the Company made a diluted loss per share of SEK 1.14 (+4.06).

Capital Expenditures

During the first nine months of 2003, capital expenditures totaled SEK 11.6 million (22.5).

Personnel

At the end of September 2003, Biacore had 343 (323) permanent employees.

Business Review

Biacore remains very positive about the longer-term demand for its world leading surface plasmon resonance (SPR) technology. Based on this optimism, the Company has decided to increase its investment, especially in sales in marketing, in order to capture the sales potential of its core SPR business. Systems based on this technology are used for the real-time detection and monitoring of biomolecular binding interactions. While sales to the early drug discovery pharmaceutical sector in the United States and Europe are expected to remain difficult in the short-to-medium term, sales to the applied segments of the market are expected to represent significant future growth opportunities.

Biacore believes that by increasing its investment in sales and marketing it will be able to boost the growth that can be achieved from its well-balanced customer base, which includes world-leading life science research institutes, leading companies in the pharmaceutical and biotechnology industries, major food manufacturers and government testing facilities.

SPR - Increasing Interest in Japan

Biacore's confidence in the potential demand for its technology was reinforced by a successful conference, which was held in Tokyo in September. Biacore Symposium Japan 2003, which took place over two days at the Tokyo Conference Center, brought together over 200 leading scientists to share and expand their knowledge of Biacore's SPR technology for analysis of biomolecular interactions.

The Symposium program allowed leading Japanese scientists from a variety of backgrounds in academia, government and industry to present their research in a series of oral and poster presentations. Topics included structural genomics, molecular evolution technology, Alzheimer's research, protein interaction analysis and interfacing SPR with other techniques such as mass spectrometry.

The Symposium held in September was the 7th Biacore Symposium in Japan. The growing interest in attending these symposia and the broad array of topics that were discussed demonstrate the increasing strength of Biacore's position in this very important market for life science analytical equipment suppliers.

Highly successful mini-symposia held in key European markets, including the United Kingdom, Germany, Benelux and France, in September and October further enhances the view that Biacore's SPR technology is becoming increasingly important in applied market segments.

Academic Customers - Our Strong Core Business

Biacore's SPR based systems have a strong following from academic customers around the globe and are found in all leading life science institutions. The strength of the Company's business has been reflected in the sales progress to this market segment that has been made over the course of 2003. During this period, the Company's marketing activities have continued to focus on the ability of its SPR technology based systems to help solve many of the important problems faced by academic scientists working on a better understanding of the molecular causes of disease.

The research areas where Biacore believes that its technology is in the position to deliver the most value include Cancer, Neuroscience, and Immunology and Infectious Diseases. In the latter area, the utility of SPR technology was highlighted when Biacore signed a collaborative deal with the Shanghai Institute of Materia Medica, the Chinese Academy of Sciences, which will involve the use of SPR technology to find new compounds which are active against the SARS virus.

In addition, Biacore has succeeded in building the profile of its technology in another key area of life science research, Proteomics, where the Company is increasingly being recognized as a global leader. In the field of functional proteomics, a rapidly growing market, there are three areas where Biacore's SPR systems have clear competitive advantages, namely ligand fishing, protein-protein interactions and integration with Mass Spectrometry through automated recovery and preparation of bound analytes. These areas are crucial to developing a clear understanding of disease processes and for identifying potential drug candidates.

Developing Our Pharmaceutical Industry Customer Base

A key element of Biacore's strategy is to increase the utilization of its SPR technology-based systems by pharmaceutical and biotechnology companies to discover and develop better drugs for the treatment of a wide range of diseases. In recent years, Biacore's ability to deliver to this customer base has been enhanced by the introduction of a number of systems focused on the specific needs of the drug development process.

Biacore(r)S51 - Building A Business in Lead Optimization

During the course of 2003, Biacore has continued to work to establish Biacore(r)S51 as a key tool for pharmaceutical and biotechnology customers, addressing critical bottlenecks in the drug discovery process downstream of high-throughput screening (HTS), particularly in the area of lead optimization. Biacore(r)S51 is gradually establishing its position in this segment of the market based on its ability to provide more relevant biological information on compound activity, in a single assay, than any other technology available today.

Given the progress that has been made with Biacore(r)S51 since its launch, Biacore is confident that it will become a major contributor to the Company's future sales growth. In the second quarter, the utility of the system for small molecule analysis was enhanced with the introduction of a new software package and two new chip surfaces. This has led to further interest in the system from some of the world's leading drug discovery laboratories.

This confidence is also based on the growing appreciation of the product from the market as new customer-generated data highlighting the benefits of using Biacore(r)S51 becomes increasingly available. At the recent Society for Biomolecular Screening Conference in Portland, Biacore presented further data on the value of using Biacore(r)S51 for the detailed characterization of potential new therapeutics which are directed at kinases.

Biacore(r)3000 GxP Package - Facilitating Regulatory Compliance

Biacore's recently introduced GxP package, to be used in conjunction with Biacore(r)3000, has been well received by pharmaceutical and biotechnology customers. This new combination has been designed to facilitate pharmaceutical companies' compliance with anticipated global regulatory requirements and will complement Biacore(r)C, launched in 2001 for rapid concentration analysis in drug development, manufacturing quality control and in-process control applications.

A key application of the Biacore(r)3000 GxP Package will be in the clinical trials of the new wave of biological therapeutics, including antibodies, which are likely to be a major source of growth for the pharmaceutical industry. The new combination will play a key role in capturing vital data during clinical trials such as the therapeutic product's immunogenicity.

This new application is expected to provide an important source of growth for Biacore, given the large number of new biological therapeutics, which are being developed by both pharmaceutical and biotechnology companies around the world. A major advantage of using an SPR assay to measure specific antibody levels in the blood of clinical trial patients is that no special purification is needed. This enhances both the speed and reproducibility of the measurement. The major competitive advantages of Biacore(r)3000 with its GxP Package in this pharmaceutical development market are expected to offer considerable future sales growth for Biacore.

Food Analysis Business - Sales Continue to Build

Biacore's food analysis business has made good progress with rapid consecutive releases of its proprietary Qflex(r) kits for beta agonists, sulphonamides and chloramphenicol, all residues considered harmful in the food chain. These kits in conjunction with the dedicated food analysis platform, Biacore(r)Q, are gaining acceptance by food regulators and food production companies. This is further evidenced by the growing presence of the technology in markets such as Asia, where routine testing is now undertaken by one of the major poultry producers in Thailand, and Europe, where in the United Kingdom key independent and government facilities now routinely use Biacore(r)Q.

Further advances also in the vitamin analysis segment, including adoption of Biacore(r)Q by some of the world's leading dairy product and vitamin producers, is further increasing the Company's presence in this sector.

This market segment also offers considerable longer-term recurrent revenues through kit sales.

SPR Array Technology - Expanding Our Commercial Opportunities

Biacore is determined to build on the strong SPR-based business that it has established over the last thirteen years. In order to achieve this, the Company is working on a number of important technological breakthroughs in SPR detection and micro-fluidics that form the basis for the development of its new SPR array system.

This system, which is on-track to reach the market in the second half of 2004, will be able to deliver a significant improvement in the speed with which information on protein interactions can be generated. Delivering the same high sensitivity and data quality that the Company's customers currently enjoy and require, this new platform will enable Biacore's SPR technology to be used across a broader range of applications in both basic life science research and drug discovery with a higher throughput and information content than is possible today.

To commercialize its SPR array technology, Biacore has utilized two collaborations to develop specific applications and gain access to reagent expertise. These collaborations with Millennium Pharmaceuticals and BD Biosciences Pharmingen have enabled Biacore to develop the critical elements of the system's specification so that it meets the demands of its targeted end-users. The collaboration with Millennium has now, as planned, come to an end allowing Biacore the opportunity to extend the number of pharmaceutical customers with whom it can work in order to generate the applications data needed to ensure the successful launch of this ground-breaking new system.

Initially the SPR array system will be targeted at applications in two key areas:

* Interaction proteomics, which is of significant interest to academic customers given the importance of understanding exactly how proteins interact as part of elucidating the causes of disease, and
* post-HTS small molecule characterization areas, where its sensitivity, increased throughput and high information content will complement Biacore(r)S51 in lead optimization applications.

Over time, the Company expects the SPR array system to have applications across the spectrum of drug discovery and development activities and be a valuable tool in many proteomics applications.

Maximizing The Potential of Our SPR Business

Biacore has decided to re-focus and to increase its investment in the sales and marketing activities needed to support its SPR-based systems, especially towards the late-stage drug discovery customers. This decision has been made based on the attractive prospects that the Company sees for its current and developing product portfolio and in particular for the enhanced commercial opportunities that can be accessed via its new SPR array system that is due to be introduced in the second half of 2004.

Amongst the key areas in which Biacore expects higher sales are:

* The Company's core life science research customers as Biacore's SPR technology gains even greater recognition in the fields of functional and interaction proteomics.
* The new applications of the Biacore(r)3000, including the new GxP package which has taken Biacore into the fast growing bio-therapeutics clinical trials market.
* Its systems dedicated to late-stage customers in the pharmaceutical and biotechnology industry, Biacore(r)S51 for "hit to lead"-selection and Biacore(r)C for quality control applications.
* The significant commercial potential of the first system being developed based on Biacore's novel SPR array technology, which is due to reach the market in the second half of 2004 and which will be targeted initially at interaction proteomics and post-HTS small molecule characterization by the pharmaceutical industry.

Nominations Committee

Until the annual general meeting 2004, the nominations committee consists of Lars-Goran Andren, chairman of the board, co-ordinator of the committee; Peter Bolte, Handelsbanken Fonder; Inger Brattne, Pfizer; and Peter Rudman, Nordeas fonder.

Accounting Principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's Statement No. 20 (RR 20), Interim Financial Reporting.

Quarterly Sales Variations

Biacore's total sales during the period 2000-2002 were split between quarters as follows:

Quarter 1  23%    Quarter 3  22%
Quarter 2  23%    Quarter 4  32%

Outlook for the Full-Year 2003

Biacore now expects full-year sales to fall by approximately 15% in 2003 due to the continued weak demand from early-stage drug discovery customers and adverse currency trends. Earnings per share for the full-year 2003, affected by the nonrecurring charge of SEK 65 million, are expected to decrease by approximately 50%. The previous outlook for 2003 was for sales to decline by approximately 5% and for earnings per share to increase by approximately 40%.

Neuchatel, Switzerland, October 22, 2003
BIACORE INTERNATIONAL AB (publ)

Ulf Jonsson
President and Chief Executive Officer

This interim report has not been subject to examination by the Company's auditor.

Financial Information

Biacore plans to release its year-end report for 2003 on February 25, 2004.

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. Based in Uppsala, Sweden, the Company is listed on the Stockholm Stock Exchange and Nasdaq in the U.S.

This report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Accordingly, investors and shareholders are urged not to place undue reliance on these statements.

Biacore International AB (publ)
Company Reg. No. 556534-5211

Head Office
Biacore International SA, Puits-Godet 12, CH-2000 Neuchatel, Switzerland Phone +41 32 720 9000

info@biacore.com
www.biacore.com

Biacore Consolidated Income Statements
                                                                            Full
                                 January-September      July-September      year
SEK million                     2003    2002  Change  2003   2002  Change   2002

Sales                          354.7   438.3   -19%  105.7  142.4   -26%   614.2
Cost of goods sold             -71.5   -72.4    -1%  -18.4  -22.9   -20%  -100.9
Marketing                     -120.2  -146.4   -18%  -38.5  -47.9   -20%  -199.8
Administration                 -53.9   -54.7    -1%  -19.7  -19.2     3%   -68.3
Research and development       -56.7   -78.1   -27%  -18.9  -23.5   -20%  -104.4
Other income and expenses       -9.9   -10.8          -2.1    2.5          -15.3
Amortization of goodwill        -3.0    -3.4          -1.0   -1.1           -4.5
Items affecting comparability  -64.7    19.6         -64.7      -           19.6
Operating income               -25.2    92.1  -127%  -57.6   30.3  -290%   140.6
Financial items, net             9.6   -21.5           1.5  -10.4          -20.4
Income after financial items   -15.6    70.6  -122%  -56.1   19.9  -382%   120.2
Income taxes                     4.4   -31.0          10.6   -8.7          -40.1
Minority interest                0.1     0.6             -    0.1            0.7
Net income                     -11.1    40.2         -45.5   11.3           80.8

Basic earnings per share, SEK  -1.14    4.12         -4.67   1.16           8.28
Diluted earnings per share,
SEK                            -1.14    4.06         -4.67   1.16           8.20
No. of shares, average,
diluted, thousands             9,750   9,890         9,750  9,750          9,851

Net income                     -11.1    40.2         -45.5   11.3           80.8
Stock options issued             0.5       -             -      -              -
Dividend                       -29.3       -             -      -              -
Currency translation
differences                    -19.2   -12.6          -3.4    1.0          -15.3
Change in shareholders'
equity                         -59.1    27.6         -48.9   12.3           65.5

Quarterly Income Statements

                                    3Q     2Q     1Q     4Q     3Q     2Q     1Q
SEK million                       2003   2003   2003   2002   2002   2002   2002

Sales                            105.7  142.5  106.5  175.9  142.4  154.6  141.3
Cost of goods sold               -18.4  -28.8  -24.3  -28.5  -22.9  -25.1  -24.4
Marketing                        -38.5  -43.1  -38.6  -53.4  -47.9  -55.6  -42.9
Administration                   -19.7  -18.8  -15.4  -13.6  -19.2  -19.5  -16.0
Research and development         -18.9  -19.3  -18.5  -26.3  -23.5  -32.3  -22.3
Other income and expenses         -2.1   -3.2   -4.6   -4.5    2.5   -8.4   -4.9
Amortization of goodwill          -1.0   -1.0   -1.0   -1.1   -1.1   -1.1   -1.2
Items affecting comparability    -64.7      -      -      -      -   19.6      -
Operating income                 -57.6   28.3    4.1   48.5   30.3   32.2   29.6
Financial items, net               1.5    3.2    4.9    1.1  -10.4  -12.7    1.6
Income after financial items     -56.1   31.5    9.0   49.6   19.9   19.5   31.2
Income taxes                      10.6   -4.6   -1.6   -9.1   -8.7  -12.2  -10.1
Minority interest                    -      -    0.1    0.1    0.1    0.1    0.4
Net income                       -45.5   26.9    7.5   40.6   11.3    7.4   21.5

Basic earnings per share, SEK    -4.67   2.76   0.77   4.16   1.16   0.75   2.21
Diluted earnings per share, SEK  -4.67   2.75   0.77   4.15   1.16   0.75   2.17
No. of shares, average,
diluted, thousands               9,750  9,773  9,770  9,786  9,750  9,896  9,918

Sales by region

                     Jan.-Sept.     3Q     2Q     1Q     4Q     3Q     2Q     1Q
SEK million         2003   2002   2003   2003   2003   2002   2002   2002   2002

Americas           159.2  206.7   52.8   65.2   41.2   63.8   59.6   80.8   66.3
Europe              93.3  111.2   22.6   39.8   30.9   62.7   44.2   36.5   30.5
Asia-Pacific       102.2  120.4   30.3   37.5   34.4   49.4   38.6   37.3   44.5
                   354.7  438.3  105.7  142.5  106.5  175.9  142.4  154.6  141.3

Biacore Consolidated Balance Sheets

                                                    September 30   Dec. 31
SEK million                                          2003   2002      2002

Intangible assets                                    59.0   81.5      84.8
Property, plant and equipment                       111.6  113.9     117.1
Long-term investments                                 1.0    9.8       7.9
Other long-term assets                               26.9   26.6      27.7
Other current assets                                227.2  247.3     242.3
Liquid funds                                        345.8  311.9     351.6
Total assets                                        771.5  791.0     831.4

Shareholders' equity                                575.6  596.8     634.7
Minority interest                                     0.7    0.9       0.9
Provisions                                           84.3   67.9      83.4
Liabilities                                         110.9  125.4     112.4
Total shareholders' equity and liabilities          771.5  791.0     831.4

Financial structure

Operating capital                                   254.0  311.6     327.4
Long-term investments                                 1.0    9.8       7.9
Net interest-bearing assets                         307.1  277.7     313.9
Net payable and deferred income tax asset            14.2   -1.4     -13.6
Minority interest                                    -0.7   -0.9      -0.9
Shareholders' equity                                575.6  596.8     634.7

Biacore Consolidated Statements of Cash Flows

                                                      Jan.-Sept.    Full year
SEK million                                          2003   2002      2002

Net income                                          -11.1   40.2      80.8
Less: Depreciation and amortization                  24.1   17.6      23.7
Less: Write-downs of intangible and tangible assets  51.0      -         -
Less: Income from long-term investments              -4.0   26.8      28.7
Change in working capital                            13.8   28.3      37.1
Other                                               -11.7   -1.0      -6.6
Cash flows from operating activities                 62.1  111.9     163.7

Acquisition of business, net of cash acquired           -      -       1.6
Purchase of intangible assets                       -37.3   -2.8      -7.0
Purchase of property, plant and equipment           -11.6  -22.5     -31.7
Sales of long-term investments                       11.0      -         -
Cash flows from investing activities                -37.9  -25.3     -37.1

Dividend                                            -29.3      -         -
Change in financial liabilities                      -0.7    4.5       4.2
Cash flows from financing activities                -30.0    4.5       4.2
Net change in liquid funds                           -5.8   91.1     130.8

Key figures

Operating margin                                    -7.1%  21.0%     22.9%
Return on operating capital                        -11.6%  37.9%     42.4%
Return on equity                                    -2.4%   9.2%     13.4%
Equity ratio                                          75%    76%       76%
Shareholders' equity per share, diluted, SEK        58.81  60.36     64.44
No. of shares, thousands                            9,750  9,750     9,750
No. of shares, end of period, diluted, thousands    9,788  9,887     9,849
No. of shares, average, diluted, thousands          9,750  9,890     9,851


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 17, 2003
Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer